# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neuronetics, Inc., CIK 0001227636
CUSIP: 64131A105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3222 PHOENIXVILLE PIKE, MALVERN, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 03/31/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002042077
Persons authorized to receive notices and communications: Jorey Chernett, 6222 Indianwood Tr., Bloomfield Hills, Michigan (MI), 48301, (248) 469-8811

## Reporting persons
- Chernett Jorey (CIK 0002042077): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 9,778,718; shared voting power 0; sole dispositive power 9,778,718; shared dispositive power 0; aggregate amount beneficially owned 9,778,718 (14.12% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Neuronetics, Inc.
Address of issuer's principal executive offices: 3222 PHOENIXVILLE PIKE, MALVERN, Pennsylvania (PA), 19355
Comment:
This Schedule 13D (this "Schedule 13D") is filed by the Reporting Person (as defined below) with respect to the Common Stock, $0.01 par value (the "Shares"), of Neuronetics, Inc, a Delaware corporation (the "Issuer").

The Reporting Person previously reported beneficial ownership of shares of the Issuer described herein on Schedule 13G, initially filed on November 24, 2025 (as amended, the "Schedule 13G"). This Schedule 13D represents the initial statement on Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission with respect to shares of the Issuer and amends and supersedes the Schedule 13G.

## Item 2. Identity and Background
Name of person filing: This statement is filed by Jorey Chernett (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 6222 Indianwood Trail, Bloomfield Hills, MI 48301.
Present principal occupation or employment: The Reporting Person is a private investor.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 9,778,718 Shares held by Mr. Chernett were acquired through private transactions using personal funds in the amount of $19,557,436.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to further increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Issuer's Board of Directors, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares beneficially owned by the Reporting Person is based upon 69,276,593 Shares outstanding as of March 10, 2026, as disclosed in the Issuer's Registration Statement on Form S-3, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 17, 2026.

As of the close of business on March 31, 2026, the Reporting Person beneficially owned 9,778,718 Shares.

Percentage: Approximately 14.12%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 9,778,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,778,718
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as escribed herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationships with respect to the Issuer's securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities.

## Signatures
- Chernett Jorey: /s/ Jorey Chernett, Jorey Chernett (03/31/2026)